JD MERIT SECURITIES dba MERIT SECURITIES, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

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SEC FILE NUMBER
8-69162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JD MERIT SECURITIES, LLC dba MERIT SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3312 ROSEDALE STREET SUITE 204
(No. and Street)

GIG HARBOR,	WA	98335
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Price	253-327-1490	joel.price@meritinvestmentbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joel Price, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JD MERIT SECURITIES, LLC dba MERIT SECURITIES, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MINDY QUE BILLS
COMM. # 190249
NOTARY PUBLIC
EXP. 01/19/2029
STATE OF WASHINGTON

Signature:

Title: CCO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: SIPC REPORT

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JD MERIT SECURITIES dba MERIT SECURITIES, LLC

CONTENTS

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of JD Merit Securities dba Merit Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JD Merit Securities dba Merit Securities, LLC (the "Company") as of December 31, 2024, the related statements of income, changes in member's equity, , and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
January 28, 2025

JD MERIT SECURITIES dba MERIT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS		
Cash	$	34,699
Accounts receivable		489,580
Prepaid expenses		11,578
TOTAL ASSETS	$	535,857

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	49,959
Accrued expenses		876
Payable to Grandparent		7,150
TOTAL LIABILITIES		57,985
MEMBER'S EQUITY		477,872
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	535,857

The accompanying notes are an integral part of these financial statements.

JD MERIT SECURITIES dba MERIT SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES		
Investment banking and transaction fees	$	599,463
Other income		9,580
TOTAL REVENUES		609,043
EXPENSES		
Commissions		48,732
Salary and benefits		70,366
Professional fees		75,852
Regulatory expenses		11,601
Bad debt		15,000
Communications and technology		4,075
Occupancy		6,639
Office expenses		4,123
Other		9,670
TOTAL EXPENSES		246,058
Net Income	$	362,985

The accompanying notes are an integral part of these financial statements.

JD MERIT SECURITIES dba MERIT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

MEMBER'S EQUITY, DECEMBER 31, 2023	$	56,506
Member's contributions		58,381
Net income		362,985
MEMBER'S EQUITY, DECEMBER 31, 2024	$	477,872

The accompanying notes are an integral part of these financial statements.

JD MERIT SECURITIES dba MERIT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 362,985
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(474,520)
Prepaid expenses	12,732
Accounts payable	39,502
Accrued expenses	(5,220)
Due to grandparent	(5,550)
NET CASH USED IN OPERATING ACTIVITIES	(70,071)
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions - cash and non cash	58,381
NET CASH PROVIDED BY FINANCING ACTIVITIES	58,381
NET CHANGE IN CASH	(11,690)
CASH, DECEMBER 31, 2023	46,389
CASH, DECEMBER 31, 2024	$ 34,699
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ -
Taxes paid	$ 1,675
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:	
Forgiveness of payable to grandparent as capital contribution	$ 33,381

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

JD MERIT SECURITIES dba MERIT SECURITIES, LLC (the “Company”) is a broker-dealer registered with the United States Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company is a placement agent for private debt, equity securities and acts as a broker for the purchase and sale of private loans and securities. Additionally, the Company provides investment advisory services, including mergers and acquisitions transactions. The Company’s office is located in Gig Harbor, Washington.

The Company is wholly owned by OB Holdings, LLC (the “Parent”), a holding company located in Gig Harbor, Washington.

The Chief Operating Decision Makers of the Company include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, collectively referred to as management. Due to the similarities and related nature of the broker-dealer’s products, management aggregates and evaluates the broker-dealer’s private placement variable annuity contracts, private placement life insurance contracts, and related consulting operations as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company provides private placements and advisory services on mergers and acquisitions (M&A). In accordance with ASC 606, revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no open contracts as of December 31, 2024

From time to time, the Company receives securities in the form of commons stock, warrants or a combination of both of these securities as compensation for various types of services performed by the Company. The Company records these funds when received under the terms of each assignment or engagement, typically the closing date of the transaction. The securities received are initially recorded at their fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss until disposition. During the year ending December 31, 2024, the Company did not receive any securities for services rendered.

Accounts Receivable

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. During the year ended December 31, 2024, the Company wrote off as a bad debt $15,000 of accounts receivable from 2023 as shown on the accompanying Statement of Income.

Note 2 - Summary of Significant Accounting Policies (continued)

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2024, the receivable balance is comprised of two contracts totaling $489,580.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contact assets or liabilities at January 1, 2024 or December 31, 2024.

Income Taxes
The Company was organized as a single member limited liability company and is treated as a disregarded entity for tax purposes. Therefore, no federal income tax provision is provided. All tax effects of the Company's income or loss are passed through to its member individually. However, the Company is subject to Washington State B&O taxes and CA taxes as the company does business in these states.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of $22,037 which exceeded its requirement by $17,037. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2024, this ratio was 2.63 to 1.

Note 5 - Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distribution causes the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024, the Company was in compliance with this rule.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

Note 6 – Related Party Transactions

The Company has an expense sharing agreement with the Merit Investment Bank ("Grandparent") to share the personnel, administrative service and use of office space related to the Company's operation. As of December 31, 2024, the Company owed the Grandparent $7,150. During 2024, the Company incurred fees of $96,577 of which $33,381 was forgfiven as a capital contribution. The Company accounts for its lease arrangement through the expense sharing agreement as a short-term lease and does not recognize a right of use asset nor corresponding liability.

Note 7 - Subsequent Events

The Company has evaluated subsequent events and transactions from the Statement of Financial Condition date through the date the financial statements were available to be issued and determined there were no events of transitions which require recording or disclosure in the financial statements.

JD MERIT SECURITIES dba MERIT SECURITIES, LLC
SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

NET CAPITAL		
Total Member's Equity	$	477,872
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		455,835
NET CAPITAL		22,037
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	17,037
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	57,985
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.63 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the audited financial statements and the most recently filed FOCUS as of December 31, 2024.

See report of independent registered public accounting firm.

JD MERIT SECURITIES dba MERIT SECURITIES, LLC
Schedule II

Computation for determining of the Reserve Requirements and
Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2024

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(c) under the provisions of Footnote 74. Accordingly, there are no items to report under the requirements of this Rule and the business activities of the Company will remain as private placements and mergers and acquisitions.

See report of independent registered public accounting firm.

JD Merit Securities dba Merit Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of JD Merit Securities dba Merit Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JD Merit Securities dba Merit Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) JD Merit Securities dba Merit Securities, LLC’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 (“Non-Covered Firm”) and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2024. JD Merit Securities dba Merit Securities, LLC’s management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JD Merit Securities dba Merit Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
January 28, 2025

Merit INVESTMENT BANK

Office: 253.327.1490
3312 Rosedale St. NW, Suite 204
Gig Harbor, WA 98335

JD Merit Securities dba Merit Securities, LLC
Exemption Report
For the Year Ended December 31, 2024

JD Merit Securities dba Merit Securities, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) mergers and acquisitions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

JD Merit Securities dba Merit Securities, LLC

I, Joel M. Price, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Joel Price
Title: CCO

JD Merit Securities dba Merit Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of JD Merit Securities dba Merit Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by JD Merit Securities dba Merit Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating JD Merit Securities dba Merit Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. JD Merit Securities dba Merit Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on JD Merit Securities dba Merit Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of JD Merit Securities dba Merit Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
January 28, 2025

JD Merit Securities dba Merit Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2024

		Amount
Total assessment	$	899
SIPC-6 general assessment		
Payment made on July 30, 2024		(23)
SIPC-7 general assessment		
Payment made on January 21, 2025		(876)
Total assessment balance		
(overpayment carried forward)	$	-